FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of	January, 2004

ROYAL CARIBBEAN CRUISES LTD.

1050 Caribbean Way, Miami, Florida 33132
(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒ Form 40-F ☐

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐ No ☒

     [If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.]

News From
Royal Caribbean Cruises Ltd.

Corporate Communications Office

1050 Caribbeam Way, Miami, Florida 33132-2096

Contact:	Lynn Martenstein or Dan Mathewes (305) 539-6570 or (305) 539-6153

For Immediate Release

ROYAL CARIBBEAN REPORTS 2003 RESULTS

MIAMI – January 29, 2004 – Royal Caribbean Cruises Ltd. (NYSE, OSE: RCL) today reported net income for the year of $280.7 million, or $1.42 per share. This was within the range of the company’s previous guidance of $1.42 to $1.46 per share. Net income for 2002 was $351.3 million, or $1.79 per share. Revenues for the year increased 10.2% to $3.8 billion from revenues of $3.4 billion in 2002. The increase in revenues was primarily due to an increase in capacity and shipboard revenues, partially offset by lower cruise ticket prices and occupancy levels. Gross Yields for the year decreased 1.7% from 2002. Net Yields, which the company considers a better measure of revenue performance, decreased 1.1% from 2002.

Revenues for the fourth quarter were $878.0 million, up 12.4% from $780.9 million in 2002. Gross Yields for the quarter were flat while Net Yields for the quarter were down 0.4%. The company reported a net loss of $20.0 million, or $0.10 per share, for the fourth quarter of 2003, which compares with net income of $38.3 million, or $0.20 per share, for the fourth quarter of 2002. Included in the fourth quarter of 2002 were net proceeds of $33.0 million, or $0.17 per share, related to the termination of the proposed merger with P&O Princess.

For the full year 2003, Gross Cruise Costs and Net Cruise Costs, on a per Available Passenger Cruise Day basis, increased 1.5% and 3.9%, respectively. Consistent with industry and market trends, year-over-year cost comparisons continued to be negatively affected by increases in fuel prices. During the fourth quarter, the company also incurred additional charges associated with information technology software, marketing activities delayed from earlier in the year, and expanded repairs and refurbishment of certain vessels.

From the time of the company’s last update, bookings and pricing levels have continued to strengthen. Since the start of what has been characterized as the industry’s “wave period,” the company has broken several booking records for both Royal Caribbean International and Celebrity Cruises. The company had previously reported that the booking curve had stabilized. The company is now seeing initial signs that the booking curve may be lengthening. As a result, visibility for the first half of 2004 has improved somewhat from prior periods; however, it remains limited for the second half of the year. The company currently forecasts that Net Yields for the first quarter of 2004 will increase in the range of 5% to 7% and expects Net Yields in the second quarter to increase more than the first quarter due to easier comparisons to the prior year. Limited visibility and prior year comparisons make forecasting Net Yields for the full year difficult. Assuming there are no external events and positive booking trends continue, Net Yields for the full year of 2004 are expected to increase in the range of 5% to 7%.

“It is amazing how well our company and the industry have performed over the last two years, given the difficult operating environment,” said Richard D. Fain, chairman and chief executive officer. “We are pleased but not surprised by the strong booking activity we have seen over the last few months and are well positioned with our two strong brands, young innovative fleet, and superior revenue management systems to take advantage of this improving environment.”

Net Cruise Costs for the full year 2004 are expected to increase approximately 1% to 2%, on an Available Passenger Cruise Day basis. The increase in Net Cruise Costs is primarily attributable to increases in fuel prices, insurance expense and port expenses (the latter associated with itinerary changes, increased occupancy levels, and other increases). Based upon year-over-year comparisons, management anticipates that Net Cruise Costs, on an Available Passenger Cruise Day basis, will increase in the first half of the year and decrease in the second half of the year. Depreciation and amortization is expected to be in the range of $395 to $405 million and net interest expense is expected to be in the range of $315 to $325 million. Although the company is still in the process of analyzing the impact of the final regulations under Internal Revenue Code Section 883, the company has not changed its estimates that the application of the final regulations will reduce 2004 earnings per share by approximately $0.04 to $0.05.

The company’s May 2001 zero coupon convertible notes become convertible during the first quarter of 2004 if the share price of our common stock closes above $34.27 for 20 days out of the last 30 trading days of the quarter. If the notes become convertible during the quarter, earnings per share for the quarter would be reduced by approximately $0.01. If the notes continue to be convertible for the remainder of the year, full year earnings per share would be reduced by approximately $0.06. Assuming this dilution occurs and no change in the revenue picture, management expects 2004 earnings per share to be in the range of $2.10 to $2.30.

Since September 30, 2003, the company has received $265.0 million in additional commitments under the terms of its unsecured revolving credit facility. The additional commitments have increased the availability under the facility to $845.0 million and do not alter any of the facility’s existing terms. In November the company issued $350.0 million in 6.875% senior unsecured notes due 2013. Additionally, the company has also decided not to use the OECD secured financing previously available for use on the delivery of Jewel of the Seas. Instead the company has entered into an 8-year $200 million unsecured term loan, which can be drawn anytime prior to July 1, 2004.

In January 2004, Celebrity Cruises announced the launch of Celebrity Xpeditions, a series of exotic experiences and exceptional excursions that take guests to the farthest corners of the world. Subject to closing of a pending acquisition, including regulatory approvals, the first in the Celebrity Xpeditions program will begin June 11, 2004, with a series of seven- to 11-night journeys in the Galapagos Islands, on a 296-foot vessel, named the Celebrity Xpedition, which resembles a luxurious yacht. Additional “over-the-top” Celebrity Xpeditions in Antarctica, the Arctic, Alaska, Florida, and elsewhere will be announced later this year.

Travel Weekly announced in January that Royal Caribbean International was named Best Overall Cruise Line in the 2003 Travel Weekly First Annual Readers Choice Awards, which surveyed more than 2,200 travel professionals. In addition, Royal Caribbean International won in two other categories — Best Cruise Line: America and Best Cruise Line: Caribbean.

The February issue of Condé Nast Traveler has honored Celebrity Cruises for having the world’s greatest ships. Seven Celebrity ships – every ship in the fleet that falls into the large-ship category – ranked in the top 10 in the annual Condé Nast Traveler’s “Best Cruise Ships in the World” readers’ poll. In addition to sweeping the Condé Nast Traveler’s overall poll, Celebrity was also honored as top in service (Summit) and cuisine (Century). These accolades further underscore Celebrity’s commitment to provide a cruise product that consistently delivers an exceptional premium cruise experience.

The company has scheduled a conference call at 10 a.m. Eastern Standard Time today to discuss its earnings. This call can be listened to, either live or on a delayed basis, on the company’s investor relations web site at www.rclinvestor.com. A slide presentation will accompany the conference call, and is also available for viewing at www.rclinvestor.com.

Terminology

Available Passenger Cruise Days

Available Passenger Cruise Days represent double occupancy per cabin multiplied by the number of cruise days for the period.

Gross Yields

Gross Yields represent revenues per Available Passenger Cruise Day.

Net Yields

Net Yields represent revenues less costs of air transportation, travel agent commissions and certain other direct costs (all of which are included in operating expenses) per Available Passenger Cruise Day. Such costs were $188.6 million and $165.4 million for the three months ending December 31, 2003 and 2002, respectively. For the twelve months ending December 31, 2003 and 2002, these costs were $849.8 million and $789.0 million, respectively.

Gross Cruise Costs

Gross Cruise Costs represent operating expenses and marketing, selling and administrative expenses.

Net Cruise Costs

Net Cruise Costs represent running expenses (i.e. those expenses directly associated with ship operations, which are defined as operating expenses less costs deducted to arrive at Net Yields) and marketing, selling and administrative expenses.

Royal Caribbean Cruises Ltd. is a global cruise vacation company that operates Royal Caribbean International and Celebrity Cruises, with a combined total of 27 ships in service and two under construction or on firm order. The company also offers unique cruisetour vacations in Alaska, Canada and Europe. Additional information can be found on www.royalcaribbean.com, www.celebrity.com or www.rclinvestor.com.

Certain statements in this news release are forward-looking statements. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors, which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Such factors include general economic and business conditions, vacation industry competition, including cruise industry competition, changes in vacation industry capacity (including cruise capacity), the impact of tax laws and regulations affecting our business or our principal shareholders, the impact of changes in other laws and regulations affecting our business, the impact of pending or threatened litigation, the delivery of scheduled new ships, emergency ship repairs, incidents involving cruise ships at sea or in port, reduced consumer demand for cruises as a result of any number of reasons (including armed conflict, terrorist attacks, geo-political and economic uncertainties or the unavailability of air service), changes in interest rates or oil prices, weather, changes in our stock price and other factors described in further detail in Royal Caribbean’s filings with the Securities and Exchange Commission. The above examples may not be exhaustive and new risks emerge from time to time. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In addition, certain financial measures in this presentation constitute non-GAAP financial measures as defined by Regulation G. A reconciliation of these items can be found on our investor relations website at www.rclinvestor.com.

Financial Tables Follow

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ROYAL CARIBBEAN CRUISES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Fourth Quarter Ended		Twelve Months Ended
	December 31,		December 31,

	2003	2002	2003	2002

	(Unaudited)		(Unaudited)
Revenues	$878,045	$780,930	$3,784,249	$3,434,347

Expenses
Operating	596,645	510,074	2,381,035	2,113,217
Marketing, selling and administrative	141,877	118,823	514,334	431,055
Depreciation and amortization	94,644	85,587	362,695	339,100

	833,166	714,484	3,258,064	2,883,372

Operating Income	44,879	66,446	526,185	550,975

Other Income (Expense)
Interest income	1,336	2,005	4,519	12,413
Interest expense, net of capitalized interest	(69,631)	(63,811)	(268,398)	(266,842)
Other income (expense)	3,367	33,637	18,358	54,738

	(64,928)	(28,169)	(245,521)	(199,691)

Net Income	$(20,049)	$38,277	$280,664	$351,284

Earnings Per Share:
Basic	$(0.10)	$0.20	$1.45	$1.82

Diluted	$(0.10)	$0.20	$1.42	$1.79

Weighted-Average Shares Outstanding:
Basic	195,675	192,741	194,074	192,485

Diluted	195,675	195,656	197,341	195,731

STATISTICS

	Fourth Quarter Ended		Twelve Months Ended
	December 31,		December 31,

	2003	2002	2003	2002

Occupancy as a percentage of total capacity	101.6%	101.3%	103.2%	104.5%
Passenger Cruise Days	5,184,086	4,595,907	20,064,702	18,112,782
Available Passenger Cruise Days	5,101,528	4,538,068	19,439,238	17,334,204

ROYAL CARIBBEAN CRUISES LTD.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As of December 31,

	2003	2002

	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$330,086	$242,584
Trade and other receivables, net	89,489	79,535
Inventories	53,277	37,299
Prepaid expenses and other assets	101,698	88,325

Total current assets	574,550	447,743

Property & Equipment - at cost less accumulated depreciation and amortization	9,943,495	9,276,484
Goodwill, net	278,561	278,561
Other Assets	526,136	535,743

	$11,322,742	$10,538,531

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Current portion of long-term debt	$360,018	$122,544
Accounts payable	187,756	171,153
Accrued expenses and other liabilities	271,944	308,281
Customer deposits	729,595	567,955

Total current liabilities	1,549,313	1,169,933

Long-Term Debt	5,475,786	5,322,294
Other Long-Term Liabilities	34,746	11,610

Commitments and Contingencies

Shareholders’ Equity
Common stock ($.01 par value; 500,000,000 shares authorized; 196,106,658 and 192,982,513 shares issued)	1,961	1,930
Paid-in capital	2,100,612	2,053,649
Retained earnings	2,162,195	1,982,580
Accumulated other comprehensive income	5,846	3,693
Treasury stock (556,212 and 515,868 common shares at cost)	(7,717)	(7,158)

Total shareholders’ equity	4,262,897	4,034,694

	$11,322,742	$10,538,531

ROYAL CARIBBEAN CRUISES LTD.
CONSOLIDATED CASH FLOWS
(in thousands)

	Twelve Months Ended
	December 31,

	2003	2002

	(Unaudited)
OPERATING ACTIVITIES
Net Income	$280,664	$351,284
Adjustments:
Depreciation and amortization	362,695	339,100
Accretion of original issue discount	48,874	46,796
Changes in Operating Assets and Liabilities:
Decrease (increase) in trade and other receivables, net	10,011	(7,339)
Increase in inventories	(15,978)	(3,806)
Decrease (increase) in prepaid expenses and other assets	6,670	(8,469)
Increase in accounts payable	19,756	27,083
Decrease in accrued expenses and other liabilities	(3,340)	(2,240)
Increase in customer deposits	161,640	121,870
Other, net	(13,189)	6,191

Net cash provided by operating activities	857,803	870,470

INVESTING ACTIVITIES
Purchases of property and equipment	(1,029,530)	(689,991)
Other, net	(73,114)	(6,275)

Net cash used in investing activities	(1,102,644)	(696,266)

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net	590,536	—
Repayments of long-term debt	(231,100)	(603,270)
Dividends	(98,320)	(100,127)
Other, net	71,227	44,599

Net cash provided by (used in) financing activities	332,343	(658,798)

Net Increase (Decrease) in Cash and Cash Equivalents	87,502	(484,594)
Cash and Cash Equivalents At Beginning of Year	242,584	727,178

Cash and Cash Equivalents At End of Year	$330,086	$242,584

Supplemental Disclosure
Cash paid during the year for:
Interest, net of amount capitalized	$219,598	$236,523

Noncash investing and financing activities:
Acquisition of vessel through debt	$—	$319,951

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL CARIBBEAN CRUISES LTD.

(Registrant)

Date: January 29, 2004	By: /s/ BONNIE S. BIUMI

Bonnie S. Biumi Senior Vice President and Treasurer